UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova WMC™ Expanding Adoption Across the Most Advanced Packaging Processes”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2026

NOVA LTD. (Registrant) By: /s/ Guy Kizner —————————————— Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
E-mail - msegal@ms-ir.com

Nova WMC™ Expanding Adoption
Across the Most Advanced Packaging Processes

Rehovot, Israel – July 2, 2026 – Nova (Nasdaq: NVMI), today announced the selection of its Nova WMC™ platform by a leading global foundry customer for multiple layers’ measurement in the most advanced packaging processes. The selection followed a competitive evaluation, resulting in the Nova WMC™ being designated as tool-of record.

The selection is expected to support multiple advanced packaging production flows, and to position Nova for further deployment opportunities as the customer expands production capacity. In addition to this recent win, Nova noted an accelerating adoption of the WMC™, with deployments across several memory and foundry customers.

The strong demand for Nova WMC™ reflects the platform’s unique, modular design and customizable architecture, which enable it to address key challenges such as high warpage, non-symmetric shapes, and different surface conditions within a single tool. The platform delivers high throughput alongside fast, repeatable scanning with large-area mapping at nanometer-level fidelity.

“Following a successful introduction, Nova WMC™ is now entering a rapid growth phase,” said Gaby Waisman, President and CEO of Nova Ltd. “Customer adoption across advanced packaging and HBM applications underscores the platform’s value and positions us to scale as demand accelerates. This latest selection by a leading customer, further expands its adoption of our portfolio, reinforcing our position as a trusted partner”.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical solutions for advanced metrology and process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields, and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: risks related to information technology security threats, sophisticated computer crime, and data privacy; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies and taxation; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure; risks related to the use of artificial intelligence technologies; challenges related to implementing our new ERP system; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including Israel’s conflicts with certain parties in the region; risks related to our convertible senior notes and capped call transactions; currency fluctuations and quarterly fluctuations in our operating results; and risks related to additional costs and expenses if there is a change in our status as a foreign private issuer. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on February 17, 2026. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.